UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARMSTRONG WORLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

Armor TPG Holdings LLC

(Names of Filing Persons (Offeror))

TPG Partners V, L.P.

TPG FOF V-A, L.P.

TPG FOF V-B, L.P

TPG Partners VI, L.P.

TPG FOF VI SPV, L.P.

TPG Advisors V, Inc.

TPG Advisors VI, Inc.

(Names of Filing Persons (Other Persons))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04247X102

(CUSIP Number of Class of Securities)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$98,965,709.85	$5,522.29

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 4,435,935 shares of common stock, $0.01 par value per share, of Armstrong World Industries, Inc. and (ii) the tender offer price of $22.31 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,522.29	Filing Party: Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 3, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on October 2, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on September 3, 2009, as amended by Amendment No. 1 filed on September 16, 2009 and Amendment No. 2 filed on September 23, 2009 (the “Schedule TO”), and relates to the offer by Armor TPG Holdings LLC, a Delaware limited liability company (“Purchaser”) to purchase 4,435,935 shares of common stock, par value $0.01 per share (the “Shares”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI”), at a price of $22.31 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is wholly-owned by TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P. and TPG FOF VI SPV, L.P. (collectively, the “TPG Funds”). TPG Advisors V, Inc. is the general partner of TPG GenPar V, L.P., which is the general partner of TPG Partners V, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. TPG Advisors VI, Inc. is the general partner of TPG FOF VI SPV, L.P. and TPG GenPar VI, L.P., which is the general partner of TPG Partners VI, L.P.

All information set forth in the Offer to Purchase is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1-11.

The Offer to Purchase is hereby amended and supplemented by adding the following:

“The tender offer expired at 12:00 midnight, New York City time, at the end of Thursday, October 1, 2009.

The Depositary has advised Purchaser that shareholders of AWI have tendered and not withdrawn a total of 1,149 shares. These shares, together with the shares directly owned by Purchaser, represent approximately 12.2% of the outstanding shares. Purchaser has accepted for payment all shares tendered in the offer.

On October 2, 2009, Purchaser issued a press release announcing the expiration of the offer, the text of which is set forth as Exhibit (a)(1)(H) hereto and is incorporated by reference herein.”

Items 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(H) Text of Press Release issued on October 2, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2009

Armor TPG Holdings LLC

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG Advisors V, Inc.

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG Partners V, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG FOF V-A, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG FOF V-B, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG Advisors VI, Inc.

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG Partners VI, L.P. By: TPG GenPar VI, L.P., its general partner By: TPG Advisors VI, Inc., its general partner

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

TPG FOF VI SPV, L.P. By: TPG Advisors VI, Inc., its general partner

By:	/s/ Clive D. Bode Name: Clive D. Bode Title: Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated September 3, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Text of Press Release issued on August 11, 2009 (incorporated by reference to the Schedule TO-C filed by TPG Advisors VI, Inc. with the Securities and Exchange Commission on August 11, 2009).*

(a)(1)(F)	Text of Press Release issued on September 3, 2009.*

(a)(1)(G)	Form of Summary Advertisement, published September 3, 2009.*

(a)(1)(H)	Text of Press Release issued on October 2, 2009.

(b)	Not applicable.

(d)(1)	Purchase and Sale Agreement, dated as of August 10, 2009, by and among the TPG Partners and the Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed by TPG Advisors VI, Inc. on August 11, 2009).*

(d)(2)	Non-Disclosure Agreement, dated as of July 30, 2009 by and between Armstrong World Industries, Inc. and TPG Capital, L.P. including as Annex A, the Undertaking, delivered as of August 10, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by TPG Advisors VI, Inc. on August 11, 2009).*

(d)(3)	Shareholders’ Agreement by and between Purchaser and the Trust dated as of August 28, 2009.*

(d)(4)	Prepaid Share Forward Confirmation by and between Purchaser and the Trust dated as of August 28, 2009.*

(d)(5)	Collateral Annex to the Prepaid Share Forward Confirmation by and between Purchaser and the Trust dated as of August 28, 2009.*

(d)(6)	Stockholder and Registration Rights Agreement, dated as of February 21, 2006, by and between Armstrong World Industries, Inc. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 10.3 to Armstrong World Industries, Inc.’s Current Report on Form 8-K dated October 2, 2006).*

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on September 3, 2009.